Mail Stop 3561

May 6, 2009

Lee A. Kennedy
President and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Fidelity National Information Services, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009 and March 10, 2009, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2009**
> **File No. 1-16427**

Dear Mr. Kennedy:

We have reviewed your response letter dated May 5, 2009 and have the following comment. As we previously indicated, you should comply with the comment in all future filings, as applicable. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules, page 68

1. We note your response to comment one from our letter dated April 23, 2009. The expiration or current applicability of the contracts is not the determining factor. Instruction 2 to Item 601(b)(10) indicates that material contracts are to be filed with the report covering the period during which the contract is executed or becomes effective. Therefore, the contracts you reference as no longer material or no longer in effect were still incomplete when filed and complete copies of these contracts should be filed. Please confirm that you will file complete copies of all of your material contracts as required for the relevant periods as exhibits to your Form 10-Q report for the period ended June 30, 2009. For further guidance see also the Compliance and Disclosure Interpretations and Question 146.06 on our website at www.sec.gov.

Lee A. Kennedy
Fidelity National Information Services, Inc.
May 6, 2009
Page 2

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or me at 202-551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director